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                              August 6, 2020

       Chen Schor
       President and Chief Executive Officer
       resTORbio, Inc.
       500 Boylston Street, 13th Floor
       Boston, MA 02116

                                                        Re: resTORbio, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 29, 2020
                                                            File No. 333-239372

       Dear Mr. Schor:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-4

       The Merger
       Background of the Merger, page 160

   1. We note your revised disclosures in response to prior comment 11. Please revise to clarify any negotiations that
resulted in the April 15 counterproposal, which required that there be positive trial results
by the end of September 2020 and a commercialization agreement within the following
nine months, being developed into the final agreement.
       resTORbio Business
       resTORbio   s Product Pipeline, page 254

   2. We note your response to prior comment 17. Please shorten the arrow in the pipeline table for RTB101 in COVID-19
to reflect that you have only recently initiated Phase 2 for that indication.
 Chen Schor
resTORbio, Inc.
August 6, 2020
Page 2
Adicet Intellectual Property, page 310

3. We note your revised disclosure that Adicet has patents with upcoming expiration dates beginning as soon as 2021. Please discuss whether you expect the expiration of these patents to have a material effect on Adicet's business, including any impact on future operations and the financial position of the company. Please also specify the expiration dates for the Regeneron patents to clarify your disclosure on page 312 regarding the duration of the royalty term under the Regeneron agreement. Consolidated Financial Statements of resTORbio, Inc. , page F-1

4. We note that resTORbio filed its Form 10-Q for the quarterly period ended June 30,
       2020. Please update the financial statements of resTORbio in this filing as required by
       Rule 3-12(a) of Regulation S-X. In addition, update the related pro forma financial statements.
       You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameChen Schor
                                                            Division of
Corporation Finance
Comapany NameresTORbio, Inc.
                                                            Office of Life
Sciences
August 6, 2020 Page 2
cc:       Andrew H. Goodman, Esq.
FirstName LastName